                             [INTERPOOL LETTERHEAD]





Contact:    RAOUL J. WITTEVEEN
            (212) 916-3261

                           NEWS FOR IMMEDIATE RELEASE


             INTERPOOL, INC. REPORTS 1ST QUARTER INCOME PER SHARE OF
                   $0.28 AS COMPARED WITH $0.29 FOR PRIOR YEAR


PRINCETON, NJ, MAY 5, 1998 -- Interpool, Inc. (NYSE: IPX) reported today that its 1998 first quarter net income per share was 28 cents (on a diluted basis), as compared with income per share before extraordinary loss and premium paid on redemption of preferred stock of 29 cents, for the same period in 1997. Revenues during the first quarter of 1998 were $42,832,000, up 12% from $38,176,000 in the first quarter of 1997.

At the end of the first quarter, the company's container fleet has grown to approximately 435,000 container TEUs (twenty-foot-equivalent units) with utilization at 99%, while the chassis fleet has grown to approximately 65,000 units, with utilization at 96%.

Notable events completed in the first quarter included the sale of $100 million aggregate principal amount of 6-5/8% senior unsecured notes due 2003. With the proceeds of the offering, the company repaid approximately $83 million of outstanding borrowings under its revolving credit agreement and used the balance for general corporate purposes.

Interpool conducts its international container leasing business through its subsidiary Interpool Limited, while the domestic intermodal equipment leasing business is conducted by Interpool, Inc. and its other subsidiaries. During the first quarter of 1998, the Interpool Limited international container division's contribution to consolidated income increased to $7,614,000 from $7,461,000 for the first quarter of 1997. The domestic intermodal division's contribution to consolidated income was $496,000 during the first quarter of 1998, which represented an increase from the fourth quarter 1997 loss of $485,000, but was less than the prior year first quarter income contribution of $1,633,000. Revenues for the first quarter of 1998 from the Interpool Limited international container division increased to $21,778,000 while revenues from the domestic intermodal division rose to $21,054,000.
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INTERPOOL 1Q98                         5/5/98                             PAGE 2



Martin Tuchman, Chairman and Chief Executive Officer, noted that the domestic intermodal equipment leasing business was profitable in the first quarter of 1998, reflecting the benefits of the company's focus in the second half of 1997 on building its domestic intermodal equipment leasing business, with substantial emphasis on chassis leasing and management.

As previously announced, Interpool last week concluded the acquisition of a 50% interest in Container Applications International, Inc. (CAI), a container leasing company focusing on the short-term master lease market. Mr. Tuchman said, "This transaction will afford Interpool and CAI the opportunity to provide competitive full leasing services to their customers, accommodating both long and short-term leasing requirements."

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

         This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.



                               ***TABLE FOLLOWS***
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                                 INTERPOOL, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)
                               (UNAUDITED)

                                                                                            ACTUAL
                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                      1998            1997
                                                                                   --------        --------
REVENUES                                                                           $ 42,832        $ 38,176

LEASE OPERATING AND ADMINISTRATIVE EXPENSES                                          10,919           8,343
DEPRECIATION AND AMORTIZATION OF LEASING EQUIPMENT                                    9,727           8,531
GAIN ON SALE OF LEASING EQUIPMENT                                                      (218)           (329)
                                                                                   --------        --------

EARNINGS BEFORE INTEREST AND TAXES                                                   22,404          21,631
INTEREST EXPENSE, NET                                                                13,194          11,062
                                                                                   --------        --------

INCOME BEFORE TAXES AND EXTRAORDINARY LOSS                                            9,210          10,569
PROVISION FOR INCOME TAXES                                                            1,100           1,475
                                                                                   --------        --------

INCOME BEFORE EXTRAORDINARY LOSS                                                      8,110           9,094

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT, NET OF APPLICABLE                              --             328
                                                                                   --------        --------
   TAXES OF $225

NET INCOME                                                                         $  8,110        $  8,766
                                                                                   ========        ========


INCOME PER SHARE BEFORE EXTRAORDINARY LOSS AND PREMIUM
  PAID ON REDEMPTION OF PREFERRED STOCK:
       BASIC                                                                       $   0.29        $   0.31
       DILUTED                                                                     $   0.28        $   0.29

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT:
       BASIC                                                                             NA        ($  0.01)
       DILUTED                                                                           NA        ($  0.01)

PREMIUM PAID ON REDEMPTION OF PREFERRED STOCK (1):
       BASIC                                                                             NA        ($  0.26)
       DILUTED                                                                           NA        ($  0.21)

NET INCOME PER SHARE:
       BASIC                                                                       $   0.29        $   0.05
       DILUTED                                                                     $   0.28        $   0.05


WEIGHTED AVERAGE SHARES OUTSTANDING:
        BASIC                                                                        27,552          26,326
        DILUTED                                                                      28,510          31,773


(1) Represents a non-recurring charge of $6,716 to retained earnings for the excess of the redemption price of 5-3/4% Cumulative Convertible Preferred Stock over the carrying amount expressed as an amount per share.